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10030871

OMMISSION
49

SEC Mail Processing Section

APR 26 2010

Washington, DC
110

OMB APPROVAL	
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Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48915

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 03-01-2009 (MM/DD/YY) AND ENDING 02-28-2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Commonwealth Capital Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 Cleveland Street, 7th Floor
(No. and Street)

Clearwater (City) Florida (State) 33755 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kimberly A. Springsteen-Abbott, CEO 877-654-1500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Asher & Company, Ltd.
(Name – *if individual, state last, first, middle name*)

Ten Penn Center, 1801 Market Street, Suite 1700, Philadelphia, PA 19103
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kimberly A. Springsteen-Abbott, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Commonwealth Capital Securities Corp., as of February 28, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



NOTARY PUBLIC
STATE OF FLORIDA
DENISE KLAIPS
MY COMMISSION # DD818408
EXPIRES: September 29, 2012
1-800-3-NOTARY
Fl. Notary Discount Assoc. Co.

Signature

Chief Executive Officer
Title

4-23-10
Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COMMONWEALTH CAPITAL SECURITIES CORP.

◆ Member FINRA ◆



April 20, 2010

Via Federal Express

Securities and Exchange Commission
Registration Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

SEC Mail Processing
Section

APR 26 2010

Washington, DC
110

Re: **Commonwealth Capital Securities Corp. Firm I.D. 39979**
Annual Audited Report

Gentlemen:

In accordance with the requirements of Broker/Dealers under Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 thereunder, we are enclosing two copies of the Commonwealth Capital Securities Corp. Annual Audited Financial Statements for our fiscal year ended February 28, 2010.

Attached to each copy of the Audited Report is a completed Facing Page with signed Oath/Affirmation, which has been notarized.

Should you have any questions or require any additional information, please contact us directly at (727) 938-5933 or (877) 654-1500.

Sincerely,

James T. Pruett
Compliance Officer, SVP
Enclosures (2)

cc: K. A. Springsteen-Abbott

400 Cleveland Street, 7th Floor
Clearwater, Florida 33755
(727) 938-5933 • (877) 654-1500 • Fax (727) 943-2601

Brandywine Building One - Suite 200
2 Christy Drive • Chadds Ford, PA 19317
(610) 594-9600 • (800) 249-3700 • Fax (610) 594-9969

FINANCIAL STATEMENTS,
SUPPLEMENTARY INFORMATION,
INDEPENDENT AUDITORS' REPORT AND
OTHER MATTERS

COMMONWEALTH CAPITAL SECURITIES CORP.

FEBRUARY 28, 2010

Commonwealth Capital Securities Corp.

Contents


ASHER
& COMPANY, LTD.

PLAN. PERFORM. PROSPER.

Certified Public Accountants
Business Consultants

Philadelphia, PA | Marlton, NJ

Ten Penn Center
1801 Market Street, Suite 1700
Philadelphia, PA 19103
215 564-1900 phone
215 564-3940 fax
www.asherco.com

An independent firm associated with
Moore Stephens International Limited

Independent Auditors' Report

The Board of Directors
Commonwealth Capital Securities Corp.
Clearwater, Florida

We have audited the accompanying statement of financial condition of **Commonwealth Capital Securities Corp.** as of February 28, 2010 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Commonwealth Capital Securities Corp.** as of February 28, 2010 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.


ASHER
& COMPANY, LTD.

FLAN PERFORM PROSPER

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Asher & Company, Ltd.

ASHER & COMPANY, Ltd.

Philadelphia, Pennsylvania

April 12, 2010

Commonwealth Capital Securities Corp.

Statement of Financial Condition

February 28,		2010
Assets		
Cash	$	207,123
Prepaid expenses		19,051
Total Assets	$	226,174
Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable - Commonwealth Capital Corp.	$	123,172
Accounts payable - Affiliates		500
Total Liabilities		123,672
Stockholder's equity		
Common stock, $1 par value		
Authorized 1,000 shares		
Issued and outstanding 50 shares		50
Additional paid-in capital		91,120
Retained Earnings		11,332
Total Stockholder's Equity		102,502
Total Liabilities and Stockholder's Equity	$	226,174

See accompanying notes to financial statements.

Commonwealth Capital Securities Corp.

Statement of Operations

Year ended February 28,	2010
Revenues	
Commission	$ 2,723,554
Interest and other income	90
Total Revenues	2,723,644
Expenses	
Commissions	2,135,099
Compensation	546,476
Regulatory fees	34,978
Operating expenses	55,450
Total Expenses	2,772,003
Loss before benefit for income taxes	(48,359)
Benefit for income taxes	4,600
Net Loss	$ (43,759)

See accompanying notes to financial statements

Commonwealth Capital Securities Corp.

Statement of Changes in Stockholder's Equity

	Number of Shares		*Amount*		*Paid-In Capital*		*Retained Earnings*		*Total*
Balance, March 1, 2009	50	$	50	$	47,120	$	55,091	$	102,261
Capital contributions	—		—		44,000		—		44,000
Net Loss	—		—		—		(43,759)		(43,759)
Balance, February 28, 2010	**50**	**$**	**50**	**$**	**91,120**	**$**	**11,332**	**$**	**102,502**

See accompanying notes to financial statements.

Commonwealth Capital Securities Corp.

Statement of Cash Flows

Year ended February 28,		2010
Cash flows from operating activities		
Net loss	$	(43,759)
Adjustments to reconcile net loss to net cash used in operating activities		
Benefit for income taxes		(4,600)
Changes in assets and liabilities		
Prepaid expenses		(115)
Accounts payable - Commonwealth Capital Corp.		57,404
Accounts payable - Affiliates		500
Accrued expenses – commissions		(30,805)
Net cash used in operating activities		(21,375)
Cash flows from investing activities		
Capital contributions		44,000
Net cash provided by investing activities		44,000
Net increase in cash		22,625
Cash at beginning of year		184,498
Cash at end of year	$	207,123

See accompanying notes to financial statements.

1. Organization and Significant Accounting Policies

Organization

Commonwealth Capital Securities Corp. (the "Company") is a wholly owned subsidiary of Commonwealth of Delaware, Inc., which is a wholly owned subsidiary of Commonwealth Capital Corp. (the "Parent").

The Company has registered with the Securities and Exchange Commission as a broker-dealer pursuant to Section 17 of the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under the exemptive provisions of SEC Rule 15c3-3. The Company sells units of its affiliated partnerships through broker/dealer firms to their customers throughout the United States.

The Company does not hold funds or securities for, or owe any money or securities to, customers and does not carry amounts of, or for customers. Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(i).

Cash

The Company considers all highly liquid investments with a original maturity of three months or less to be cash. Cash, at February 28, 2010, was held in the custody of one financial institution. Two accounts at this institution are non-interest bearing transaction deposit accounts which are fully insured by the FDIC. One account at this institution is federally insured for amounts up to $250,000. At times, the balances may have exceeded federally insured limits. At February 28, 2010, the total cash balance did not exceed FDIC insured limits. The Company mitigates risk by depositing funds with a major financial institution. The Company has not experienced any losses in such accounts, and believes that it is not exposed to any significant credit risk.

1. Organization and Significant Accounting Policies (continued)

Commission/Broker Expense

Selling commissions are 8% of the partners' contributed capital and dealer manager fees are 2% of the partners' contributed capital. These costs have been deducted in the accompanying financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Income Taxes

The Company accounts for income taxes under the provisions of Accounting Standards Codification ("ASC") 740.

Disclosure of Fair Value of Financial Instruments

Estimated fair value was determined by management using available market information and appropriate valuation methodologies. However, judgment was necessary to interpret market data and develop estimated fair value. Carrying value of financial instruments reported in the accompanying balance sheets for cash, accounts payable and other assets are carried at amounts which reasonably approximate their fair values as of February 28, 2010 due to the immediate or short-term nature of these financial instruments. Disclosure about fair value of financial instruments is based on pertinent information available to management as of February 28, 2010.

Subsequent events

Subsequent events have been evaluated through April 12, 2010, the date that the financial statements were available to be issued.

2. Transactions with Related Parties

Commission Revenue and Brokerage Fee Expense

The Company recognizes commission revenue and brokerage fee expense on an accrual basis based on the trade date of the underlying customer transactions.

The Company earns commission revenue of approximately 10% on sales of limited partnership units. The commission revenue for the year ended February 28, 2010 is related to Commonwealth Income & Growth Private Fund IV, Commonwealth Income & Growth Fund VI, and Commonwealth Opportunity Fund, affiliated partnerships.

Expenses

The Parent reimburses the Company for certain expenses paid by the Company. For the year ended February 28, 2010, no amounts were reimbursed by the Parent to the Company. In addition, expenses incurred by the Parent in connection with the administration and operation of the Company may not be reimbursed directly to the Parent. The operating results or financial condition of the Company may have been significantly different had the companies been autonomous.

3. Regulatory Net Capital Requirements

The Company is subject to the net capital rules of the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15-to-1. At February 28, 2010, the Company's regulatory net capital, required regulatory net capital, and ratio of aggregate indebtedness to regulatory net capital were as follows:

Regulatory net capital	$	83,451
Required regulatory net capital	$	8,245
Ratio of aggregate indebtedness to regulatory net capital		1.5-to-1

2. Transactions with Related Parties

Commission Revenue and Brokerage Fee Expense

The Company recognizes commission revenue and brokerage fee expense on an accrual basis based on the trade date of the underlying customer transactions.

The Company earns commission revenue of approximately 10% on sales of limited partnership units. The commission revenue for the year ended February 28, 2010 is related to Commonwealth Income & Growth Private Fund IV, Commonwealth Income & Growth Fund VI, and Commonwealth Opportunity Fund, affiliated partnerships.

Expenses

The Parent reimburses the Company for certain expenses paid by the Company. For the year ended February 28, 2010, no amounts were reimbursed by the Parent to the Company. In addition, expenses incurred by the Parent in connection with the administration and operation of the Company may not be reimbursed directly to the Parent. The operating results or financial condition of the Company may have been significantly different had the companies been autonomous.

3. Regulatory Net Capital Requirements

The Company is subject to the net capital rules of the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15-to-1. At February 28, 2010, the Company's regulatory net capital, required regulatory net capital, and ratio of aggregate indebtedness to regulatory net capital were as follows:

Regulatory net capital	$	83,451
Required regulatory net capital	$	8,245
Ratio of aggregate indebtedness to regulatory net capital		1.5-to-1

4. Income Taxes

The Company is a member of a consolidated group for federal income tax purposes and files as a separate entity for state income tax purposes. Income taxes have been provided as though the Company were a taxpaying entity separate from the consolidated group of which it is a member.

Due to the net operating loss of the Company, there is a benefit for income taxes for the year ended February 28, 2010. In addition, the Company does not have any entity level uncertain tax positions.

SUPPLEMENTARY INFORMATION

Commonwealth Capital Securities Corp.

Computation of Net Capital under Rule 15c3-1

February 28,		2010
Net capital		
Total stockholder's equity from statement of financial condition	$	102,502
Deductions and/or charges		
Non-allowable assets		
Prepaid expenses		19,051
Total non-allowable assets		**19,051**
Regulatory net capital	**$**	**83,451**
Computation of Basic Regulatory Net Capital Requirement		
Minimum regulatory net capital required	$	8,245
Excess regulatory net capital	$	75,206
Computation of aggregate indebtedness		
Accounts payable - Commonwealth Capital Corp.	$	123,172
Accounts payable – Affiliates		500
Aggregate indebtedness	**$**	**123,672**
Ratio of aggregate indebtedness to regulatory net capital		1.5-to-1

Reconciliation of the Computation of Net Capital under Rule 15c3-1

February 28, 2010

In accordance with SEC Rule 17a-5(d)(4), the Company has no material differences to report.

OTHER MATTERS



PLAN. PERFORM. PROSPER.

Certified Public Accountants
Business Consultants

Philadelphia, PA | Marlton, NJ

Ten Penn Center
1801 Market Street, Suite 1700
Philadelphia, PA 19103
215 564-1900 phone
215 564-3940 fax
www.asherco.com

An independent firm associated with
Moore Stephens International Limited

Report on Internal Accounting Control Required by SEC Rule 17a-5

The Board of Directors
Commonwealth Capital Securities Corp.
Clearwater, Florida

In planning and performing our audit of the financial statements of **Commonwealth Capital Securities Corp.** ("Company"), as of and for the year ended February 28, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.


ASHER
& COMPANY, LTD.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. A lso, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control that we consider to be a material weakness, as defined above.


ASHER
& COMPANY, LTD.

PLAN. PERFORM. PROSPER

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at February 28, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Asher + Company, Ltd.

ASHER & COMPANY, Ltd.

Philadelphia, Pennsylvania

April 12, 2010


ASHER
& COMPANY, LTD.

PLAN. PERFORM. PROSPER.

Certified Public Accountants
Business Consultants

Philadelphia, PA | Marlton, NJ

Ten Penn Center
1801 Market Street, Suite 1700
Philadelphia, PA 19103
215 564-1900 phone
215 564-3940 fax
www.asherco.com

An independent firm associated with
Moore Stephens International Limited

Agreed Upon Procedures Report Required by SEC Rule 17a-5(e)(4)

The Board of Directors
Commonwealth Capital Securities Corp.
Clearwater, Florida

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 , we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 through February 28, 2010, which were agreed to by **Commonwealth Capital Securities Corp.** ("Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). **Commonwealth Capital Securities Corp.'s** management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. We compared the listed assessment payment in Form SIPC-7T with the related cash disbursement record entries. We noted no differences in making this comparison;

2. We compared the amounts reported on the audited Form X-17A-5 for the year ended February 28, 2010, less amounts reported for the period from March 1, 2009 through March 31, 2009, to the amounts reported in Form SIPC-7T for the period from April 1, 2009 through February 28, 2010. We noted no differences in making this comparison;

3. We compared the amounts reported in Form SIPC-7T to the amounts reported in audited financial statements as of and for the period ended February 28, 2010. We noted no adjustments to the amounts reported in Form SIPC-7T;


ASHER
& COMPANY, LTD.

PLAN. PERFORM. PROSPER

4. We proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T. We noted no arithmetic errors; and

5. There were no overpayments applied to the current assessment with Form SIPC-7T.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Asher & Company, Ltd.

ASHER & COMPANY, Ltd.

Philadelphia, Pennsylvania

April 12, 2010